EXHIBIT 99.1

Innovation Beverage Group Limited Provides Update on Nasdaq Listing Compliance

SYDNEY, AU / ACCESS Newswire / September 25, 2026 / Innovation Beverage Group Ltd (“IBG” or the “Company”) (NASDAQ: IBG), an innovative developer, manufacturer, and marketer of a growing beverage portfolio of 60 formulations across 13 alcoholic and non-alcoholic brands, today announced the following updates regarding its compliance with the listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”).

Periodic Filing Requirement

On May 19, 2026, the Company received a letter from Nasdaq (the “Delinquency Letter”) notifying the Company that it was not in compliance with the requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”). On September 17, 2026, the Company filed the 2025 Annual Report with the U.S. Securities and Exchange Commission. On September 18, 2026, the Company received a letter from Nasdaq confirming that the Company now complies with Listing Rule 5250(c)(1) and that this matter is closed.

Stockholders’ Equity Requirement

On September 22, 2026, the Company received a letter from Nasdaq (the “Equity Notice”) notifying the Company that it no longer complies with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of $2,500,000 in stockholders’ equity. As reported in the 2025 Annual Report, the Company’s stockholders’ equity was ($1,469,914). Nasdaq also determined that, as of the date of the Equity Notice, the Company did not meet the alternative continued listing standards based on the market value of listed securities or net income from continuing operations.

In accordance with Nasdaq Listing Rules, the Company has 45 calendar days from the date of the Equity Notice to submit a plan to regain compliance (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, Nasdaq may grant the Company an extension of up to 180 calendar days from the date of the Equity Notice to evidence compliance. The Company intends to submit the Compliance Plan within the prescribed period, no later than November 6, 2026.

The Company has prepared an unaudited consolidated balance sheet as of March 31, 2026, which is being filed with the U.S. Securities and Exchange Commission today on a Report on Form 6-K. The balance sheet does not incorporate the financial information of BlockFuel Energy Inc. ("BlockFuel"), in which the Company acquired a 51% ownership interest on March 16, 2026, as previously disclosed in the Company's Report on Form 6-K filed on March 25, 2026. The Company believes that, as reflected in the balance sheet, its stockholders' equity as of March 31, 2026 was $5,003,707, which is in excess of the $2,500,000 minimum required under Listing Rule 5550(b)(1).

About Innovation Beverage Group Ltd

Innovation Beverage Group Limited (NASDAQ: IBG) is a global beverage company headquartered in Sydney, Australia, specializing in the development, production, and commercialization of premium craft spirits, bitters, and ready-to-drink beverages. Through its flagship brands, including the Australian Bitters Company and Bittertales, IBG combines flavour innovation with market expansion across international on-trade and off-trade channels. The Company operates a distillery and innovation centre in Sydney, with a growing commercial presence in the United States and United Kingdom.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements regarding the Company’s plans to regain compliance with Nasdaq Listing Rules, anticipated filing timelines, and the expected submission of a compliance plan. Forward-looking statements are typically identified by words such as “expects,” “anticipates,” “plans,” “projects,” “intends,” “believes,” “may,” “will,” “could,” “should,” or similar expressions. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others, the ability of the Company to regain compliance with Nasdaq’s continued listing requirements, regulatory risks, and other risks described in IBG’s filings with the U.S. Securities and Exchange Commission, including the 2025 Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements. IBG undertakes no obligation to update such statements except as required by law.

CONTACT:

Innovation Beverage Group Limited

Sahil Beri, CEO

sahil@innovationbev.com

www.innovationbev.com

Investor Relations:

KCSA Strategic Communications

Phil Carlson, Managing Director

IBG@KCSA.com

SOURCE: Innovation Beverage Group Ltd